PUBLIC

15027090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 068640

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder *

REPORT FOR THE PERIOD BEGINNING 04/01/14 (MM/DD/YY) AND ENDING 03/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Autonomus Research LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AUTONOMOUS RESEARCH LLP 1 BARTHOLOMEW LANE, FLOOR 2
(No. and Street)

LONDON (City) UNITED KINGDOM (State) EC2N 2AX (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JONATHAN FIRKINS +44(0)2077763403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE, 21ST FLOOR (Address), NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JONATHAN FIRKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUTONOMOUS RESEARCH LLP, as of MARCH 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SWORN BEFORE ME THIS 28th MAY 2015 IN LONDON, ENGLAND.

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

Notary Public, London, England
(Edward Gardiner)
My Commission Expires with Life

CHEESWRIGHTS
NOTARIES PUBLIC
Bankside House, 107 Leadenhall Street,
London EC3A 4AF
Telephone: 020 7623 9477
Facsimile: 020 7623 5428

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUTONOMOUS RESEARCH LLP
Consolidated Statement of Financial Condition
As of March 31, 2015
Expressed in United States Dollars

ASSETS	
Current Assets	
Cash	$ 11,758,828
Trade receivables	4,168,058
Due from US entity (note 4)	152,012
Rental deposits	110,206
Due from brokers	679,033
Other receivables	69,509
Prepaid expenses and accrued income	1,681,560
Total Current Assets	18,619,206
Property and equipment, net of accumulated depreciation and amortization (note 3)	797,341
Total Assets	$ 19,416,547
LIABILITIES AND PARTNERS' CAPITAL	
Current Liabilities	
Trade payables	$ 324,550
Due to US entity (note 4)	43,828
Sales taxes and social security costs	97,999
Accrued expenses and deferred income	1,646,495
Other liabilities	18,694
Total Current Liabilities	2,131,566
Other Liabilities	
Bank loan (note 5)	3,454,706
Total Liabilities	5,586,272
COMMITMENTS AND CONTINGENCIES	
Partners' Capital	
Partners' capital attributable to Autonomous Research LLP:	16,276,433
Accumulated other comprehensive loss: Foreign currency translation adjustment	(3,263,392)
Total Partners' Capital Attributable to Autonomous Research LLP	13,013,041
Non-Controlling Interest in Affiliate	817,234
Total Partners' Capital	13,830,275
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 19,416,547

The accompanying notes are an integral part of these financial statements.

AUTONOMOUS RESEARCH LLP

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2015

(EXPRESSED IN UNITED STATES DOLLARS)

AUTONOMOUS RESEARCH LLP

CONSOLIDATED FINANCIAL STATEMENT

TABLE OF CONTENTS

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Partners
of Autonomous Research LLP

We have audited the accompanying consolidated statement of financial condition of Autonomous Research LLP (the "Partnership") as of March 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement. Autonomous Research LLP's management is responsible for this consolidated financial statement. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Autonomous Research LLP as of March 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
May 29, 2015

www.grassicpas.com

An Independent Firm Associated with Moore Stephens International Limited

50 Jericho Quadrangle, Suite 200
Jericho, NY 11753
(516) 256-3500 ▪ Fax (516) 256-3510

488 Madison Avenue, 21st Floor
New York, NY 10022
(212) 661-6166 ▪ Fax (212) 755-6748

10 Esquire Road, Suite 4
New City, NY 10956
(845) 634-5300 ▪ Fax (845) 634-5409

AUTONOMOUS RESEARCH LLP
Consolidated Statement of Financial Condition
As of March 31, 2015
Expressed in United States Dollars

ASSETS	
Current Assets	
Cash	$ 11,758,828
Trade receivables	4,168,058
Due from US entity (note 4)	152,012
Rental deposits	110,206
Due from brokers	679,033
Other receivables	69,509
Prepaid expenses and accrued income	1,681,560
Total Current Assets	18,619,206
Property and equipment, net of accumulated depreciation and amortization (note 3)	797,341
Total Assets	$ 19,416,547
LIABILITIES AND PARTNERS' CAPITAL	
Current Liabilities	
Trade payables	$ 324,550
Due to US entity (note 4)	43,828
Sales taxes and social security costs	97,999
Accrued expenses and deferred income	1,646,495
Other liabilities	18,694
Total Current Liabilities	2,131,566
Other Liabilities	
Bank loan (note 5)	3,454,706
Total Liabilities	5,586,272
COMMITMENTS AND CONTINGENCIES	
Partners' Capital	
Partners' capital attributable to Autonomous Research LLP:	16,276,433
Accumulated other comprehensive loss: Foreign currency translation adjustment	(3,263,392)
Total Partners' Capital Attributable to Autonomous Research LLP	13,013,041
Non-Controlling Interest in Affiliate	817,234
Total Partners' Capital	13,830,275
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 19,416,547

The accompanying notes are an integral part of these financial statements.

AUTONOMOUS RESEARCH LLP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2015

1. THE PARTNERSHIP AND BASIS OF PRESENTATION

Autonomous Research LLP was incorporated as a Limited Liability Partnership in the United Kingdom on March 12, 2009 and is authorized and regulated by the Financial Conduct Authority and registered with FINRA (Financial Industry Regulatory Authority). Autonomous Research Asia Limited ("HK Branch") was incorporated as a Limited Corporation in Hong Kong on May 19, 2014 and operated as a branch of Autonomous Research LLP as of March 31, 2015. Together these entities are referred to as "Autonomous." The HK Branch is under common ownership and management by the Partners of Autonomous Research LLP.

Autonomous is an independent research firm providing investment research on the banking and insurance sector to institutional investors. The equity research and credit team provides in-depth coverage on the leading banks, insurers, and credit across Europe and Asia.

Autonomous Research LLP consolidates in its consolidated financial statements, the shareholders' equity, income and expenses of HK Branch as it is determined to be a variable interest entity and has met the criteria under accounting principles generally accepted in the United States of America ("U.S. GAAP"). Autonomous Research LLP is considered the primary beneficiary as it directs the activities of both entities. All significant inter-company transactions between Autonomous Research LLP and HK Branch have been eliminated in consolidation. Autonomous' consolidated statement of financial condition at March 31, 2015 includes the shareholders' equity of HK Branch of $818,000. Autonomous' consolidated statement of operations for the year ended March 31, 2015 includes revenue and expense of HK Branch of $435,000 and $1,875,000, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Commissions and fees are derived primarily from (1) commission sharing arrangements ("CSA") with institutional customers, and (2) direct commissions charged for trade and credit execution services.

CSA commissions are recognized when all of the following criteria are met: (1) persuasive evidence of a legally binding agreement with a customer exists; (2) delivery has occurred, as evidenced by confirmation from the payer or executing broker; (3) the commissions are deemed determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

Direct commissions (for both trade and credit execution) are recognized when earned on a trade date basis.

Accounts receivable and credit risk - Accounts receivable consist of amounts receivable on open transactions from customers and clearing organizations, commissions and fees earned and receivables billed for research services, net of an allowance for doubtful accounts, if any. Autonomous conducts on-going evaluations of its customers and generally does not require collateral or other security from customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment - Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for equipment sold, retired or otherwise disposed of are relieved from the accounts, and resulting gains and losses are reflected in income. Depreciation is calculated using the straight–line method over the estimated useful lives of the property and equipment and over the remaining lease term for leasehold improvements. The estimated useful lives of items may vary depending on item location, though terms are generally consistent.

Capitalized software development costs - Software development costs are capitalized when the technological feasibility of a product has been established. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet design specifications are completed. All costs incurred to establish technological feasibility are expensed as incurred. Capitalized software costs are amortized using the straight line method over a three year period beginning when the product is available for general release to customers.

Impairment of long-lived assets - Long-lived assets are reviewed for impairment whenever events or circumstance indicate the carrying amount may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the carrying value of the related assets or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the related asset or group of assets. No impairments were recognized in 2015.

Foreign Currency Translation - Autonomous Research LLP transactions denominated in foreign currencies are remeasured into British Pounds Sterling at the rate of exchange applying on the date of transaction. Likewise, liabilities and current assets denominated in foreign currencies are remeasured again at year-end spot foreign exchange rates. Gains or losses on foreign currency transactions are included in general and administrative expenses in the consolidated statement of operations.

Assets and liabilities have been translated into the reporting currency, the United States Dollar, at the exchange rate in effect at the end of each reporting period, and related revenue and expenses have been translated at average monthly exchange rates. The aggregate effect of translation adjustments has been recorded as a separate component of Partners' Capital as other comprehensive income.

Income taxes – No provision for taxes has been made in the accompanying consolidated financial statements, as individual members are responsible for their proportionate share of Autonomous' taxable income. Autonomous determined that there are no uncertain tax positions which would require adjustments or disclosures in the consolidated financial statements.

Deposits with Clearing Organizations – Autonomous has reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business. Deposits with clearing organizations are reflected in the consolidated statement of financial condition as due from broker as of March 31, 2015.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at March 31, 2015.

Office furniture and equipment	$ 968,460
Leasehold improvements	696,294
	1,664,754
Less: accumulated depreciation and amortization	(867,413)
	$ 797,341

Depreciation expense for the year ended March 31, 2015 was $336,283.

4. RELATED PARTY TRANSACTIONS

Autonomous may allocate part of its annual profits to charitable causes at its discretion. The funds are administered by the Autonomous Research Charitable Trust ("ARCT"), an independent charity registered in the United Kingdom. For the year ended March 31, 2015, profits allocated to charitable causes were $293,667.

Certain Partners in Autonomous have Partnership interests in Autonomous Research US LP ("US entity"). Autonomous, along with the US entity, have revenue and expense sharing agreements in place whereby the entities share in certain trade expense, provide access to certain resources, and allocate and remit certain trade revenues throughout the course of the year. The amounts due for such items as of March 31, 2015 between entities are reflected on the consolidated statement of financial condition. As these items relate to daily trade operations, they are included in the applicable revenue and expense accounts.

5. BANK LOAN

Autonomous has a line-of-credit agreement with HSBC Bank providing for borrowings up to £3,400,000. Interest is calculated at 3.30% per annum over the Bank's Sterling Base Rate. The loan will be repaid by monthly repayments of £90,000, inclusive of interest. The agreement expires on August 9, 2016. It is collateralized by substantially all business assets. At March 31, 2015, there was a balance outstanding under this agreement of $3,454,706.

6. COMMITMENTS AND CONTINGENCIES

Autonomous has an operating lease agreement for its office space, expiring February 24, 2018. The future annual lease payments are as follows:

Years Ending March 31,		
2016	$	806,253
2017		635,253
2018		547,482
	$	1,988,988

Rent expense for the year ended March 31, 2015 was $683,359.

Autonomous uses derivative instruments to minimize exposure to fluctuations in foreign currency exchange rates. The objective is to manage the impact that foreign currency exchange rate fluctuations could have on recognized asset and liability fair values, earnings and cash flows. Autonomous' risk management policy requires that derivative contracts used as hedges be effective at reducing the risks associated with the exposure being hedged and be designated as a hedge at the inception of the contract. Derivative instruments are not entered into for speculative purposes. Autonomous' derivative instruments primarily include foreign currency forward agreements related to certain intercompany transactions.

At March 31, 2015, Autonomous had the following currency forward contracts in place:

- Selling US$750,000 at a £:$ exchange rate of 1.5141 on 30th April 2015
- Selling US$750,000 at a £:$ exchange rate of 1.5141 on 29th May 2015
- Selling US$750,000 at a £:$ exchange rate of 1.5139 on 30th June 2015
- Selling US$750,000 at a £:$ exchange rate of 1.5133 on 31st July 2015
- Selling US$750,000 at a £:$ exchange rate of 1.5134 on 28th August 2015

7. REGULATORY CAPITAL REQUIREMENTS

Autonomous is regulated by the Financial Conduct Authority in the United Kingdom as limited license firm and as such its capital requirements are the greater of:

- Its base capital requirement of £41,667; or
- The sum of its market and credit risk requirements; or
- Its fixed overhead requirement

At March 31, 2015, the Tier 1 capital for regulatory purposes amounted to £13,688,000 or US$ 20,322,574.

Autonomous is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At March 31, 2015, Autonomous had net capital of $10,810,979, which exceeded its requirements by $10,438,561. Additionally, Autonomous must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2015, this ratio was 0.52:1.

Autonomous is exempt from the provisions of Rule 15c3-3 of the SEC since Autonomous' activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

8. CONCENTRATION

Autonomous maintains cash balances in a financial institution, which is insured by the Financial Services Compensation Scheme for £85,000. From time to time, Autonomous' balances may exceed this limit. Substantially all of Autonomous' business is conducted with entities in the UK.

9. SUBSEQUENT EVENTS

Autonomous evaluated all events and transactions that occurred after March 31, 2015 through the date of these consolidated financial statements, which is the date that the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in Autonomous' consolidated financial statements.